
ORGANIC
GRAIN FREE
PALEO
ARTISAN TROPIC
PLANTAIN STRIPS
SWEET
SEED OIL FREE CERTIFIED
CASSAVA STRIPS
SEA SALT
FREE of Top 9 ALLERGENS

INVEST IN **ARTISAN TROPIC**

Delicious Better-For-You Tropical Snacks: Plantain Chips, Cassava Chips & Grain-Free Crackers!

artisantropic.com Charlotte, NC

Highlights

1. Family Owned and Operated — Bootstrapped to >$52M in Cumulative Revenue
2. 6,000+ Points of Sale — Top U.S. Retailers
3. New Organic Grain-Free Crackers Scaling Fast — Already in 1,500 Stores Nationwide
4. 40%+ Gross Margins | Top Selling Plantain and Cassava Chips at Whole Foods Nationwide Past 4 Years!
5. Vertically Integrated — Supporting Small Farmers and Regenerative Agriculture in Colombia!
6. Certified Seed Oil Free — HUGE Market Differentiator
7. Strategic Rebrand Launching in 2026 — Building Stronger Shelf Performance and Consumer Resonance
8. First-Ever Outside Raise — Rare Chance to Invest Before Our 2026 Institutional Round

Featured Investors



Matt Gold in

Syndicate Lead

Follow

Invested $10,000

Sell-side M&A professional, former professional athlete, and Artisan Tropic fan!

"I am a long-time family friend of the Guzman's, the Artisan Tropic founders, and other than enjoying their products, I am investing because of my belief in their vision, mission and passion for the healthy snack space. I've witnessed it lived out in their community, behind closed doors at the dinner table, and on horse-guided coffee and plantain farm tours in Colombia. I believe their brand is well-positioned to take advantage of the clean eating and transparent ingredient movement. Beyond the product quality and healthy snack mission, their supply chain backgrounds, creativity, and culture of humility makes them a team that not only can create but execute their vision in this market."



Chris Conniff in

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Invested $300,000

Chris is Divisional CTO at Dell Technologies, with 30+ years in tech (IBM, CSC, EMC). A U.S. Navy veteran, he studied Business Info Systems at UNC Charlotte. He serves on nonprofit boards, advises startups, and enjoys photography and travel with his wife Nancy.

"We only have one body and one planet. Artisan Tropic is great for both! Their snacks taste awesome and are truly unique. The first time I tasted the Plantain Strips, I thought these guys are onto something. Then I tasted the Cassava Strips and I KNEW they were onto something. Artisan Tropic's culture started with great founders who have decades of experience and their passion for healthy snacks is shared by the whole team. They love what they do and it's apparent in every Artisan Tropic..."

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Deborah A in Follow Invested $25,000

Deborah Allen, MD, is an endocrinologist specializing in glucose and hormone disorders. Based in Albuquerque, NM, she focuses on diabetes, metabolism, and optimizing health and athletic performance using continuous glucose monitoring.

"As a physician, understanding healthy eating plays a vital role within my practice and for my patients. When I discovered Artisan Tropic products, I immediately felt that the company was superior in creating snacks that embraced the importance of elevated nutrition and great taste. With their thoughtful approach to regenerative agriculture and health, Artisan Tropic is a company that exemplifies a quality worth investing in."

Our Team



Juan Guzman Co-Founder / CEO

CEO of a fast-growing snack brand, leading growth, fundraising, and cross-border ops. Former pro athlete turned regenerative food entrepreneur. Fluent in Spanish/English, with deep CPG experience and a mission to transform food systems.



Margarita Guzman Co-Founder / Controller

Co-founder of a national snack brand and a successful distribution company sold to Grupo Bimbo. 42+ years in accounting, business ops, and leadership. Scaled Artisan Tropic nationally. Mentor to LatAm entrepreneurs. Known for precision and positivity.



Camilo Guzman Co-Founder / COO

Founder of 5 companies across the U.S. and Colombia. Scaled Artisan Tropic to 6,000+ U.S. stores. Oversees our state of the art manufacturing facility. Expert in cross-border logistics, ops, and growth. 45+ years in global trade and supply chains.



Maria Camila Guzman Co-Founder / Director of Product Development

Founder & inspiration behind Artisan Tropic. 15 yrs CPG experience. Certified in Integrative Nutrition, shaping product dev. Turned a family health journey into a mission-driven, fast-growing brand rooted in Colombian heritage & whole-food innovation.



Juan Nino Director of Marketing & eCommerce

Former pro soccer player turned Director of Marketing at Artisan Tropic. Scaled brand to 6,000+ U.S. stores, including Costco and Whole Foods. Leads storytelling, retail strategy, and packaging. Champion of regenerative agriculture and family-led growth.



Jose Nino Director of Sales

Since joining in 2016, has led revenue growth from $1.3M to $9.5M+. Responsible for national Key Accounts including Whole Foods Market , Sprouts, HEB, and Target. Deep expertise in forecasting, trade spend and promotions. Passionate about family and food.



Adriana Nino Director of US Operations

Margarita's twin sister and proud Colombian-American. 41 yrs professional experience. Deep expertise in logistics, purchasing, and data-driven ops. Oversees end-to-end company processes, driving efficiency, quality, and scale across the supply chain.



Eric Fishel CFO

20+ yrs finance, ops & sustainability leadership. Scaled regenerative spice biz in Tanzania 4x and built supply chain for 700+ farmers. Ex–Wells Fargo VP, UChicago MBA. Expert in impact-driven growth, supply chains & capital strategy.

A Rare CPG Growth Opportunity: Proven Traction, Regenerative Mission, and National Retail Presence

Real People. Real Food. Really Good.



At **Artisan Tropic**, we're a **family-owned business** dedicated to making **nourishing foods** that **taste great and do good**. Inspired by our family's **Colombian heritage**, we craft all of our products with **high-quality, better-for-you ingredients** and **planet-friendly practices**.

We're in the final stages of a strategic rebrand which will be launching in early 2026, designed to build stronger consumer resonance and accelerate our retail growth.

When you choose Artisan Tropic, you're not just treating yourself, you're supporting **healthier food**, **local communities**, **farmers**, and **the planet**. It's all about making choices that **feel good inside and out**.

What Is the Opportunity?

The better-for-you snack market is exploding—projected to reach **$45.1 billion by 2030**—creating significant upside for early investors.

Recent acquisitions like **Siete Foods ($1.2B)**, **Poppi ($1.95B)**, and **Simple Mills ($795M)** show just how valuable clean, mission-driven brands have become to major strategic buyers.

January 2025
$1.2 billion
PepsiCo acquires Siete Foods

March 2025
$1.95 billion
PepsiCo acquires Poppi

February 2025
$795 million
Flowers Foods acquires Simple Mills

Source: Grand View Research - U.S. Healthy Snacks Market Size & Outlook, 2023-2030

Artisan Tropic is on this same exciting growth path. We've built a strong foundation with national retail presence, an authentic family story, a commitment to real nourishing ingredients and a vertically integrated supply chain. Now, we're raising growth capital to fuel the next phase of expansion—**launching a major strategic rebrand that we believe will redefine our consumer connection, scale retail distribution, and accelerate brand awareness.**

This rebrand isn't just a design change—it's a potential catalyst for growth. It positions us for stronger placement at top retailers, deeper loyalty with Millennials and Gen Z, and expansion into new snack categories. It's the lever that ensures our innovation and marketing investments translate into breakthrough shelf performance.

Our goal? To scale aggressively over the next **5–7 years** and position the company for a strategic acquisition or private equity exit. By investing now, you're getting in early—at the stage where returns can be the most meaningful. (not guaranteed)

First ever
Seed Oil Free Certification
is established in 2023

Snacks featuring
Organic & clean ingredients
growing 2X compared to overall snack category

75% of millenials
are buying with the environment in mind, leading large corporations like Walmart to invest in Regen Ag

Source: NielsenIQ - State of Snacking: What the Data Shows - Seedoilfreecertified.com - William Blair - Snack to the Future
Forbes - Regenerative Agriculture: The Next Trend In Food Retailing

Global food trends are **shifting fast**. Today's consumers—especially Millennials and Gen Z—are demanding more from their food: clean labels, transparent sourcing, regenerative agriculture, and ingredient integrity. The rise of the *"conscious consumer"* isn't a fad—it's a seismic shift in purchasing behavior.

With major retailers like **Walmart** investing in regen ag, and organic snack sales growing 2x faster than conventional snacks, we're positioned at the heart of where the industry is going—not where it's been.

Yet most "healthy" snack brands fall short, leaving a **massive opportunity** for companies that can authentically deliver on health benefits and sustainability.

That's where **Artisan Tropic** stands apart. Our snacks are **certified seed oil free**, made with **whole-food, allergen-friendly ingredients**, and sourced through transparent, sustainable practices—**supporting regenerative agriculture** in Colombia. And with our upcoming rebrand, we're taking these differentiators and amplifying them with a brand identity built for emotional connection, cultural resonance, and national scale.

For investors, this isn't just about snacks. It's about being part of a consumer movement that's reshaping the food system—and backing a brand with the integrity and infrastructure to lead the way.


WILDE

Use seed oils & preservatives like Sodium Citrate in their products



Not free of top 10 allergens & some products still use seed oils


p•pchips

Not tested for glyphosate residue & all products use seed oils

Source: Simply look up the ingredients on each company's website

Meet Artisan Tropic

We fill the gap — offering truly **clean-label, allergen-friendly, and regenerative snacks**, backed by **third-party tested certifications** that consumers trust.

All Artisan Tropic snacks are **Certified Gluten-Free, Certified Seed Oil Free, Certified Glyphosate Residue Free, Certified Kosher**, and made with **Sustainable Palm Oil**. Our **Plantain Strips** and **Cassava Strips** are **Non-GMO Project Verified**, and our **Crackers** are **Certified Organic**.

But Artisan Tropic is more than just clean snacks.

We're building a **household brand**—one that **connects emotionally with consumers** by tapping into the food trends, transparency, and values shaping the future of the industry.

We don't just follow the movement—we lead with purpose.

Our brand brings to life the warmth and vibrancy of **modern tropical flavors**, rooted in **whole food ingredients** and inspired by our **Colombian heritage**. It's this fusion of flavor, integrity, and authenticity that's driving loyalty—and building something bigger than a snack: a brand people believe in.


NEXTY AWARDS
2024 Winner
Best Certified Organic Product
PANTRY AWARDS
SELF
2023 WINNER
2023 Winner
Best Plantain & Cassava Chips
CHURRO
PLANTAIN STRIPS
ORGANIC
ARTISAN TROPIC
GRAIN-FREE CRACKERS
SEA SALT
CASSAVA STRIPS
SERRANO LIME
USDA ORGANIC
NON GMO Project VERIFIED
CERTIFIED PALEO
CERTIFIED GLUTEN FREE
GLYPHOSATE RESIDUE FREE
SEED OIL FREE CERTIFIED
*USDA Organic Certification only applies to crackers

How It All Started...

In 2012, our Co-Founder, Maca, was diagnosed with an autoimmune condition—and everything changed. As a family, we began a deep journey into healing through food. What started as a personal health challenge quickly became a powerful awakening: that **food is medicine**—not just for our bodies, but for our communities and our planet.

Rooted in our Colombian heritage, **Artisan Tropic was born out of this passion**: to create snacks that nourish deeply, made from real, whole ingredients you can trust. Along the way, we've become part of something bigger—a movement to **rediscover the power of food to heal**, to support regenerative agriculture, and to build a more transparent and vibrant food system.

Join us in building a

BETTER-FOR-YOU SNACK BRAND

that's redefining what "healthy" really means

Our Mission & Purpose

We're a family-owned company on a mission to create snacks that are:

- Certified **Seed Oil Free**
- Certified **Gluten Free**
- Free of the **Top 10 Allergens**
- Made with **simple, real, tropical ingredients.** Our Plantain and Cassava Strips are made with **just three ingredients**
- Created in partnership with **smallholder farmers in Colombia**, scaling and expanding **regenerative agriculture** in the tropics


Empowering small
farmers and processors
in Colombia


Creating jobs in the U.S.
Delicious better-for-you snacks
ARTISAN TROPIC
Regenerative agriculture, circular production
Third party tested certifications
Transparent, vertically integrated sourcing

At the **intersection** of global food trends

We're not just a snack brand — we're a force for health, sustainability, and economic empowerment.

Together we can nourish people with delicious, convenient, and wholesome foods. Purpose drives us to improve the quality of life for everyone we impact.

Why We're Different?

Certified Seed Oil Free

Free of Top 10 Allergens

Investing in Regenerative Agriculture

Vertically Integrated

Purpose-driven & family-led

Strips Performance & Innovation

We've built a highly respected and differentiated brand with a curated national distribution footprint:

- ▯ **#1 selling plantain & cassava chip** at Whole Foods 4 years in a row
- ▯ YoY growth across major retailers:
  a. +45% at Wegmans
  b. +29% at Harris Teeter
  c. +27% at Whole Foods Market
  d. +21% at HEB
- ▯ Available in **6,000+ stores nationwide**
- ▯ **160% YoY** growth on Instacart
- ▯ Recently launched at **The Fresh Market** (162 stores), **Thrive Market** (eComm), and in expanded sets at **Harris Teeter**
- ▯ Three new flavors launching in Q3 2025: **Churro (Plantain), Tropical Lime (Plantain), Serrano Lime (Cassava)**
  - Already generating interest Whole Foods, Harris Teeter, and Costco

Whole Foods Market Plantain Chip Sales

Brand	Rank	Dollars	Dollars % Chg
Artisan Tropic	1	$3.49 million	24%
Barnana	2	$2.53 million	2.6%
Private Label	3	$1.04 million	36.1%
Terra Chips	4	$863 K	1.7%

Source: Nielsen IQ, WFM Total TA, L52 Weeks Ending 04/19/2025

Corporate offices & +6,000 stores nationwide


GRAIN FREE
PALEO
SERRANO LIME
CHURRO
Plantain Strips
TROPICAL LIME

- Serrano Lime Cassava
- Churro Plantain
- Tropical Lime Plantain

NEW DELICIOUS FLAVORS COMING THIS YEAR!

Cracker Traction & Recognition

Vertical Integration = Scalable Impact

We're vertically integrated from farm to shelf:

- **Colombia-based facility** sources directly from smallholder farmers
- Directly supporting **organic & regenerative agriculture** pioneer in Colombia
- US-based team runs premium branded and private label operations
- New capacity supports growth in mass retail, foodservice, and eCommerce channels

Real Impact in Colombia

Through our regenerative sourcing model and community investment, we've:

- Created **346 jobs** in rural Colombia
- Returned **$500K+ to the community**
- Provided **63,500+ meals** and **college scholarships**
- Eliminated **18,000 liters of chemical inputs**
- Captured **82 tons of CO_2**

New Partnership With Acceso

Acceso is a pioneering social enterprise committed to creating fundamental and lasting positive economic impact in the lives of rural smallholder farming families.

Together we're transforming agriculture:

- **Fair, transparent pricing** for smallholder farmers
- Guaranteed market access — Artisan Tropic buys and processes what they grow
- Training in **climate-smart**, regenerative practices
- Real-time **impact tracking** from farm to finished product

This isn't just sourcing. It's co-creating a food system that works for people and the planet.

By embedding Acceso into our supply system, we ensure every snack supports:

- Healthier soil
- Stronger communities
- Real traceability from farm to shelf

This partnership is our blueprint for scaling purpose — and a key part of how we're building a brand rooted in *real, measurable good.*

What's Next: Crackers, Costco, & More

Your investment will fund:

- Marketing support for our new **organic crackers** (drive **trial** and **awareness** through strategic campaigns)
- Continue expanding into new **Costco** regions and **foodservice** accounts like: **Meta**, **American Airlines**, and **Google**.
- Increased **inventory and working capital**
- **Strategic Branding Project** to support innovation & scale

We're raising a **$2M SAFE** to unlock this next stage of growth ($1.2M of this is currently being raised on Wefunder).

▯ Financial Outlook (2025 - 2030)

- Projected **$50M+ in revenue by 2030**
- Growing margins: **Gross profit rising to +42%**
- EBITDA-positive growth!
- Multiple revenue streams: branded, private label, and innovation pipeline

Forward-looking statements are not guaranteed.

We are on a mission to nourish people with delicious, convenient, wholesome foods so they can THRIVE!